SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

CLARK HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18145M 109
(CUSIP Number)

Gregory E. Burns 330 Madison Avenue, Sixth Floor New York, New York 10017 (646) 495-5155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory E. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,792,057
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,792,057
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,057
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 7 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed by Gregory E. Burns with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D filed on March 17, 2008 (“Original Statement”), as amended on September 17, 2008 (“Amendment No. 1,” and the Schedule 13D, as amended, the “Statement”). Except as amended hereby, the disclosure contained in the Statement remains unchanged.

The percentage of beneficial ownership reflected in this Statement, as amended hereby, is based upon 12,032,823 shares of Common Stock outstanding as of August 12, 2008.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure under this Item is amended by replacing it in its entirety with the following:

Mr. Burns used his personal funds to purchase all the shares of Common Stock described in this Statement, as amended hereby. Between the filing of the Original Statement and Amendment No. 1, Mr. Burns paid $1,687,140 to acquire beneficial ownership of 2,451,840 shares of Common Stock. Since the filing of Amendment No. 1, Mr. Burns paid $274,703 to acquire beneficial ownership of 190,900 shares of Common Stock.

Item 4. Purpose of Transaction.

The disclosure under this Item is amended by replacing it in its entirety with the following:

(i)  Mr. Burns acquired the securities described in this Statement, as amended hereby, for investment purposes. Mr. Burns may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Mr. Burns holds 1,343,464 warrants (“Warrants”), each to purchase one share of Common Stock at an exercise price of $6.00 per share, and an employee stock option (“Option”) to purchase 10,000 shares of Common Stock at an exercise price of $4.06 per share. The Warrants, which are currently exercisable, expire on February 15, 2011 and the Option, which is currently exercisable with respect to 1,667 shares of Common Stock, expires on March 12, 2018. In addition, on September 11, 2008, Mr. Burns entered into a “written plan for trading securities” (“10b5-1 Plan”) within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended (“Act”). Pursuant to the 10b5-1 Plan, Mr. Burns agreed to purchase an aggregate of up to 350,000 shares of the Issuer’s Common Stock at prices less than or equal to $2.50 per share. At the date of this Amendment No. 2, Mr. Burns has purchased 200,000 shares of Common Stock under the 10b5-1 Plan, for an aggregate purchase price of $274,703, or approximately $1.3735 per share.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 4 of 7 Pages

(ii)  At the date of this Amendment No. 2, Mr. Burns, except as set forth in this Statement, as amended hereby, and consistent with Mr. Burns’ position as a member of the board of directors and as president and chief executive officer of the Issuer, has no plans or proposals which would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

The disclosure under this Item is amended by replacing it in its entirety with the following:

Mr. Burns is the beneficial owner of 3,792,057 shares of Common Stock of the Issuer, representing 28.4% of the Issuer’s outstanding Common Stock. This amount represents (i) 1,887,226 shares of the Issuer’s Common Stock held by Mr. Burns, (ii) 559,700 shares of the Issuer’s Common Stock included in 559,700 units held by Mr. Burns, each unit consisting of one share of Common Stock and one Warrant (“Unit”), (iii) 559,700 shares of the Issuer’s Common Stock issuable upon the exercise of the Warrants, which are currently exercisable, included in the 559,700 Units held by Mr. Burns, (iv) 783,764 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants, which are currently exercisable, held by Mr. Burns, and (v) 1,667 shares of the Issuer’s Common Stock issuable upon the exercise of the Option, which is currently exercisable as to such number of shares, held by Mr. Burns. Mr. Burns has sole voting and dispositive power over all 3,792,057 shares. This amount does not include 8,333 shares of Common Stock issuable upon the exercise of the Option, which is not currently exercisable as to such number of shares and will not become exercisable as to such number of shares within 60 days.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 7 Pages

In the past 60 days, Mr. Burns effected the following transactions in the Issuer’s Common Stock:

(i)  On September 2, 2008, Mr. Burns purchased (i) 820,840 shares of Common Stock on the open market in multiple transactions at prices ranging from $0.97 to $1.30 per share, for an average price of $1.089 per share, and (ii) 464,700 Units on the open market in multiple transactions at prices ranging from $0.95 to $1.35 per Unit, for an an average price of $1.047 per Unit.

(ii)  On September 4, 2008, Mr. Burns purchased (i) 105,100 shares of Common Stock on the open market in multiple transactions at prices ranging from $1.24 to $1.57 per share, for an average price of $1.387 per share, (ii) 95,000 Units on the open market in multiple transactions at prices ranging from $1.25 to $1.45 per Unit, for an an average price of $1.375 per Unit, and (iii) 397,400 Warrants on the open market in multiple transactions at prices ranging from $0.03 to $0.07 per Warrant, for an average price of $0.047 per Warrant.

(iii)  On September 15, 2008, pursuant to the 10b5-1 Plan, Mr. Burns purchased 9,100 shares of Common Stock in the open market in multiple transactions at prices ranging from $1.20 to $1.33 per share, for an average price of $1.2778 per share.

(iv)  On September 16, 2008, pursuant to the 10b5-1 Plan, Mr. Burns purchased 40,900 shares of Common Stock in the open market in multiple transactions at prices ranging from $1.30 to $1.44 per share, for an average price of $1.13991 per share.

(v)  On September 17, 2008, pursuant to the 10b5-1 Plan, Mr. Burns purchased 50,000 shares of Common Stock in the open market in multiple transactions at prices ranging from $1.34 to $1.42 per share, for an average price of $1.3968 per share.

(vi)  On September 19, 2008, pursuant to the 10b5-1 Plan, Mr. Burns purchased 50,000 shares of Common Stock in the open market in multiple transactions at prices ranging from $1.35 to $1.62 per share, for an average price of $1.4383 per share.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 7 Pages

(vii)  On September 22, 2008, pursuant to the 10b5-1 Plan, Mr. Burns purchased 50,000 shares of Common Stock in the open market in multiple transactions at prices ranging from $1.44 to $1.62 per share, for an average price of $1.5145 per share.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 24, 2008

/s/ Gregory E. Burns
Gregory E. Burns